UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-35755

Bit Brother Limited

(Translation of registrant’s name into English)

Room 910, Building 1, Huitong Building,

No.168, Hehua Road, Hehuayuan Street,

Furong District, Changsha City, Hunan Province

People’s Republic of China

+86 0731-85133570

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Registered Direct Offering

On July 16, 2021, Bit Brother Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 15,000,000 of its ordinary shares (“Ordinary Shares”) and warrants (“Warrants”) to purchase 15,000,000 Ordinary Shares in a registered direct offering (the “Offering”), for gross proceeds of approximately $22.5 million. The Warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.50. The purchase price for each Ordinary Share and the corresponding Warrant is $1.50. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares, or ordinary share equivalents for sixty (60) calendar days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs which are or will be beneficially owned by them for ninety (90) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for research and development and commercialization of blockchain software, cryptocurrency mining and for working capital and general corporate purposes. The Offering closed on July 20, 2021.

The Company entered into a placement agency agreement dated July 16, 2021 (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $5,000 for non-accountable expenses and up to $40,000 for the reasonable and accounted fees and expenses of legal counsel.

Copies of the form of the Purchase Agreement, form of Warrant, form of Lock-Up Agreement and the Letter Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrants and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On July 16, 2021, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s British Virgin Islands counsel Harney Westwood & Riegels LP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Harney Westwood & Riegels LP
99.1	Form of the Purchase Agreement
99.2	Form of Warrant
99.3	Form of Lock-Up Agreement
99.4	Letter Agreement
99.5	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 20, 2021

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

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